

September 22, 2021

Michael Brophy
Chief Financial Officer
Natera, Inc.
13011 McCallen Pass
Building A Suite 100
Austin, Texas 78753

> **Re: Natera, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Form 10-Q for the Period Ended June 30, 2021**
> **File No. 001-37478**

Dear Mr. Brophy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2021

10. Debt
Convertible Notes, page 34

1. We note that the conversion rate and corresponding conversion price of the Convertible Notes due 2027 are subject to adjustment upon the occurrence of certain events. Specifically, the holders of the Convertible Notes who redeem their Convertible Notes in connection with a make-whole fundamental change are, under certain circumstances, entitled to an increase in the conversion rate. Please tell us what consideration was given to ASC 815-15 in assessing whether the conversion features of these Convertible Notes should be accounted for as a derivative.

Form 10-K for the Year Ended December 31, 2020

Note 1. Description of Business, page 94

2.   We note that the company operates in one segment, which is the development and commercialization of molecular testing services, applying its proprietary technology in the fields of women's health, oncology and organ health. The Company also has multiple product offerings including: Panorama Non-Invasive Prenatal Test that screens for chromosomal abnormalities of a fetus as well as in twin pregnancies; Signatera, which detects circulating tumor DNA in patients previously diagnosed with cancer to assess molecular residual disease and monitor for recurrence; and Prospera, to assess organ transplant rejection. We also note the following:
   • On your website, you describe yourself as a global leader in cell-free DNA testing with a focus on women's health, oncology, and organ health;
   • Your leadership team per your website consists of General Managers for each of the following areas: Women's Health, Oncology, and Organ Health;
   • During your earnings call held on August 5, 2021, there were multiple references to the Women's Health business as well as separate discussions related to Organ Health and Oncology; and
   • We note that your leadership team per your website consists of General Managers for each of the following areas: Women's Health, Oncology, and Organ Health.

   In light of the above, please help us better understand how you determined that you have only one operating segment based on the guidance of ASC 280-10-50. Please specifically address the following:
   • Tell us the title and describe the role of the Chief Operating Decision Maker ("CODM") and each of the individuals that report to the CODM;
   • Identify and describe the role of each segment manager;
   • Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings;
   • Describe the information regularly provided to both the CODM and the Board of Directors, and how frequently it is prepared;
   • Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget; and
   • Describe the basis for determining the compensation for each of the individuals that report to the CODM.

3.   In light of the various product offerings disclosed, please tell us what consideration you gave to providing the product and service disclosures required by ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nudrat Salik at (202) 551-3692 or Terence O'Brien at (202) 551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences